NEWS RELEASE

Crosshair Signs Bulk Sample Contract for Golden Promise

Dated: June 24, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce that it has awarded the contract for the planned bulk sample program at Golden Promise in central Newfoundland, Canada to Stantec Consulting Ltd. (“Stantec”). The Golden Promise Project is a joint venture with Paragon Minerals Corporation (TSX.V: PGR) (“Paragon”).

An application for a Mining Lease has been made to the Department of Natural Resources.  Stantec will immediately commence the preparation of the Environmental plan and the design of the trench in anticipation of commencing the overburden removal in early September.

Given the high-nugget gold effect at the Jaclyn Main Deposit, a bulk sample is being carried out in order to determine a more representative gold grade for the Jaclyn resource.  Assay results from diamond drilling alone may not be an effective means of reliably determining grade in these types of systems.  Studies of other high-nugget effect gold deposits, including deposits from the Bendigo Goldfield, indicate that assays from surface diamond drill holes may understate the actual in-situ gold grade.  The bulk sample is also aimed at testing structural and grade continuity and mining/milling characteristics for the Jaclyn Main Deposit.

Stantec will provide planning, design and project management services to the bulk sample program.  They will be preparing an Environmental Compliance Plan, a cost estimate for the bulk sample and milling program, a design for the trench to remove approximately 2,000 to 3,000 tonnes from the vein system, as well as hiring all the contractors for the removal of the overburden, blasting of the vein, and removal and trucking of the ore to one of the nearby mills.

Stantec was founded in 1954 and is a full-service consulting organization with a team of professionals that can assist in all aspects of a project life cycle’s requirements, from planning, through to design engineering and construction management.  Their team consists of highly trained individuals with the experience, technical ability and capacity to bring significant value to the Golden Promise Project.  The team members have direct experience with exploration and mining projects in Newfoundland and Labrador and have completed similar projects for a range of clients.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential; Bootheel is designed for near term production.  The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

Stewart Wallis, P.Geo., President and CEO of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this news release.

For more information on Crosshair and its properties, please visit the website at: www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
Executive Chairman

T: 604-681-8030
F: 604-681-8039
E: info@crosshairexploration.com
www.crosshairexploration.com

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Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.